Exhibit 99.1

NOTICE OF SPECIAL MEETING OF MOUNTAIN PROVINCE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Mountain Province Meeting") of shareholders ("Mountain Province Shareholders") of Mountain Province Diamonds Inc. ("Mountain Province") will be held at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Share Issuance Resolution"), the full text of which is set out in Schedule "B" – "Resolutions to be Approved at the Mountain Province Meeting" to the accompanying joint management information circular dated March 5, 2018 (the "Circular"), to authorize and approve the issuance of up to 54,673,383 common shares of Mountain Province ("Mountain Province Shares") (subject to variation due to rounding of fractional interests) in connection with the proposed acquisition by Mountain Province of all of the outstanding common shares (the "Kennady Shares") of Kennady Diamonds Inc. ("Kennady") in connection with the proposed plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") involving Mountain Province and Kennady to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated January 28, 2018 between Mountain Province and Kennady; and

(b)	to transact such other business as may properly be brought before the Mountain Province Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Mountain Province Meeting are set forth in the Circular that accompanies this Notice of Meeting. The full text of the Share Issuance Resolution (being item (a) set out above) is set out in Schedule "B" – "Resolutions to be Approved at the Mountain Province Meeting" to the accompanying Circular. If the Arrangement is not completed, the Mountain Province Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Mountain Province Meeting.

At the Mountain Province Meeting, Mountain Province Shareholders will be asked to consider and, if deemed advisable, pass the Share Issuance Resolution approving the issuance of up to 54,673,383 Mountain Province Shares (subject to variation due to rounding of fractional interests) in connection with the Arrangement, composed of up to 54,673,383 Mountain Province Shares to be issued to the holders of Kennady Shares ("Kennady Shareholders") (other than Mountain Province and any Kennady Shareholders validly exercising dissent rights) in exchange for their Kennady Shares pursuant to the Arrangement.

Upon the recommendation of the special committee of independent directors of Mountain Province, the board of directors of Mountain Province (the "Mountain Province Board") (other than Mr. Comerford, who, having declared a potential conflict of interest in the matters being considered, was not present and did not vote on the Arrangement) unanimously recommends that Mountain Province Shareholders vote in favour of the Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Mountain Province Meeting.

The record date (the "Mountain Province Record Date") for determination of Mountain Province Shareholders entitled to receive notice of and to vote at the Mountain Province Meeting is the close of business on March 5, 2018. Only Mountain Province Shareholders whose names have been entered in the register of holders of Mountain Province Shares on the close of business on the Mountain Province Record Date are entitled to receive notice of and to vote at the Mountain Province Meeting. Each Mountain Province Share entitled to be voted on each resolution at the Mountain Province Meeting will entitle the holder to one vote at the Mountain Province Meeting on all matters to come before the Mountain Province Meeting. The Share Issuance Resolution must be approved by (i) at least a majority of the votes cast on the Share Issuance Resolution by the Mountain Province Shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting, and (ii) at least a majority of the votes cast on the Share Issuance Resolution by the Minority Mountain Province Shareholders (as defined in the Circular) present in person or represented by proxy and entitled to vote at the Mountain Province Meeting.

(1)

A Mountain Province Shareholder may attend the Mountain Province Meeting in person or may be represented by proxy. Mountain Province Shareholders who are unable to attend the Mountain Province Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the "Mountain Province Proxy") printed on WHITE PAPER for use at the Mountain Province Meeting or any adjournment thereof. To be effective, the proxy must be received by our transfer agent, Computershare Investor Services Inc., by mail: Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1; by telephone: 1-866-732-8683; or online: www.investorvote.com not later than 2:30 p.m. (Pacific Standard Time) on Thursday, April 5, 2018 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Mountain Province Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Mountain Province Meeting has the discretion to accept proxies received after such deadline.

If a Mountain Province Shareholder receives more than one form of proxy because such holder owns Mountain Province Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Mountain Province Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Mountain Province Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Mountain Province Meeting; and (ii) other matters that may properly come before the Mountain Province Meeting. As of the date hereof, management of Mountain Province knows of no amendments, variations or other matters to come before the Mountain Province Meeting other than the matters set forth in this Mountain Province Notice of Meeting. Mountain Province Shareholders who are planning on returning the accompanying Mountain Province Proxy are encouraged to review the accompanying Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed Mountain Province Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Share Issuance Resolution.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

DATED at Toronto, Ontario, Canada, this 5th day of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

Per:	/s/ David Whittle
David Whittle Director, Interim President and Chief Executive Officer Mountain Province Diamonds Inc.

(2)